UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13643

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.

100 West Fifth Street

Tulsa, Oklahoma 74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Profit Sharing Plan:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits – December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits – Year Ended December 31, 2007

Notes to Financial Statements

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Exhibits

23 – Consent of Independent Registered Public Accounting Firm

PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

ONEOK, Inc. Benefit Plan Committee

Profit Sharing Plan

Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the 2007 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2007 basic financial statements taken as a whole.

/s/ BKD LLP

Tulsa, Oklahoma

June 6, 2008

PROFIT SHARING PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

(In thousands)

	2007	2006
Investments, at fair value:
Money market funds	$2,478	$1,703
Mutual funds	1,443	445
Common stock of ONEOK, Inc.	837	321

Net assets available for benefits	$4,758	$2,469

See accompanying notes to financial statements.

PROFIT SHARING PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

(In thousands)

2007
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$113
Dividends	62

Total investment income	175

Contributions:
Employer	2,631
Rollovers	27

Total contributions	2,658

Total additions	2,833

Deductions to net assets attributed to:
Benefits paid directly to participants	544

Net increase in net assets available for benefits	2,289
Net assets available for benefits, beginning of period	2,469

Net assets available for benefits, end of period	$4,758

See accompanying notes to financial statements.

Notes to Financial Statements

(1)    Description of Plan

A brief description of the Profit Sharing Plan (the Plan) follows and is provided for general information only. Participants should refer to the full text of the Plan document for more complete information.

(a)	General

The Plan is administered by ONEOK, Inc. (the Company) and is provided for the benefit of the employees of the Company and its subsidiaries. The Plan is a defined contribution plan which covers nonbargaining unit employees hired on or after January 1, 2005, employees that transfer from a bargaining unit to a non-bargaining unit position after January 1, 2005, and certain employees who elected to terminate participation in the Retirement Plan for Employees of ONEOK, Inc. and Subsidiaries and participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Participation and Contributions

An employee may begin participation on the first day of the month following or coinciding with employment. There is no minimum service or age requirement.

The Company may, and generally expects to, make a contribution to the Plan each calendar quarter that will result in an allocation to the participant’s Plan account equal to 1 percent of the participant’s eligible compensation for that quarter. Participants must work 250 hours during the calendar quarter and be actively employed on the last day of the calendar quarter to qualify for the contribution. The Company may also make an additional discretionary contribution to the Plan at year-end. Participants must be actively employed on the last day of the Plan year to receive an annual discretionary contribution. The Plan does not provide for any contributions to be made by participants.

According to federal tax law, there are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. The Plan is a defined contribution plan subject to the combined annual contribution limit. For 2007, the maximum for employee and employer contributions was the lesser of 100 percent of the participant’s base earnings or $45,000. These limits are indexed and may be adjusted periodically by the Internal Revenue Service (IRS).

The Plan contains a power of choice feature for dividends paid on ONEOK, Inc. common stock held in a participant’s account. Prior to January 1, 2008, participants holding ONEOK, Inc. common stock in their Plan account had the option to receive all of the dividends in cash, receive 50 percent of the dividends in cash and reinvest 50 percent of the dividends in ONEOK, Inc. common stock, or reinvest 100 percent of the dividend in ONEOK, Inc. common stock. Effective January 1, 2008, participants that have ONEOK, Inc. common stock as an investment option are eligible to receive cash payments for dividends over $100. If the quarterly dividend is over $200, participants may receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONEOK, Inc. common stock. If the quarterly dividend payment is under $100, 100 percent of the dividends will be reinvested in ONEOK, Inc. common stock.

Dividends reinvested are considered pre-tax contributions, but are not subject to Plan limits or limits under applicable rules of the IRS.

(c)	Participant Accounts

Participants have the right to designate the investment of their account balances. If no investment option is elected by a participant, the funds in the participant’s account will be invested in the Schwab Managed Retirement Trust fund maturing closest to the year in which the participant will attain age 65. The Schwab Managed Retirement Trust contains funds which seek to provide returns for participants in retirement, or planning to retire in or near the years 2010, 2020, 2030, 2040 or 2050. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1 percent, and whole increments of 1 percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled blackout periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. The cost charged to a participant’s account for ONEOK, Inc. common stock purchased is the average cost for all such common stock purchased during the day for the Plan. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale.

The Plan provides for regularly scheduled suspension periods during which participants cannot change Plan investments in ONEOK, Inc. common stock. Dividends are generally declared on ONEOK, Inc. common stock after the end of each calendar quarter. A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Board of Directors. Under the Plan, purchases and sales of ONEOK, Inc. common stock are usually temporarily suspended shortly before the record date for about three to five days in order to determine which Plan accounts hold ONEOK, Inc. common stock on the record date and are entitled to receive a dividend payment.

Certain mutual fund companies have implemented market timing restrictions, which are intended to limit the number of exchanges an investor can initiate within a given period of time. These restrictions, which are designed to protect the long-term investors in the mutual fund, may exclude sales from a fund in order to fund a loan or distribution and purchases due to regularly scheduled payroll contributions.

If a participant is an officer or an employee in one of certain designated work groups (regardless of the level of position), the participant must pre-clear all trading activity in the participant’s Plan account which involves ONEOK, Inc. common stock. For these employees, there are trading windows – periods during which the participant can buy or sell ONEOK, Inc. common stock – during the year. Generally, these windows begin three days after the public release of quarterly or annual financial results for ONEOK, Inc. and continue until the first day of the following calendar quarter. Public release of quarterly financial results is by means of a ONEOK, Inc. press release, which is generally made during the last week of the first month or the first week of the second month following the end of a calendar quarter. Public disclosure of annual financial results is by means of a ONEOK, Inc. press release, which is generally made during the last week of the second month following the end of the calendar year.

(d)	Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through decline in value of investments).

(e)	Distributions and Withdrawals

In general, the Plan provides that no Company contributions or earnings may be withdrawn by or distributed to a Plan participant during active employment, except for the power of choice option for dividends on ONEOK, Inc. common stock described in Note (1)(b). The Plan does not provide for hardship distributions or Plan participant loans during active employment.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company for any reason and the participant’s total account balance does not exceed $5,000;

2.	the participant dies;

3.	the Plan is terminated; or

4.	the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA), or receive a single lump sum payment from the Plan as soon as administratively possible after leaving the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70  1/2, at which time a distribution of the full account is required. If the participant’s account balance does not exceed $5,000, then the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or IRA. If the participant does not complete a distribution election form and the account balance is less than $1,000, a lump sum cash payment will be made. If a distribution election form is not completed and the balance is between $1,000 and $5,000, it will be paid to an IRA for the participant.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of his/her Plan account.

(2)    Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

All investments are held by Bank of Oklahoma, N.A., as Plan Trustee. When available, current market value is determined based on published market quotes and trading activity of the underlying investment securities.

The Company has a Plan Expense Reimbursement Program with Fidelity Investment Company (Fidelity), which pays the Plan an amount equal to 3.75 basis points per quarter (or 15 basis points annually) based on the average daily balances invested in Fidelity’s mutual funds by participants in the Plan. As of December 31, 2007, the Fidelity Balanced Fund is the only Fidelity mutual fund offered by the Plan. The total quarterly payment is limited to $6.25 per participant as of the last day of the quarter. This quarterly payment is paid by Fidelity and does not impact the overall expense ratio of the fund. The Company passes the quarterly payments through as earnings to participants invested in the Fidelity Balanced Fund. The quarterly payments are allocated based on each individual participant’s account balance on the day the reimbursement is received.

Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities which, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(c)	Administrative Costs

The Company pays all costs and expenses for administering the Plan, including expenses of the ONEOK, Inc. Benefit Plan Committee and fees and expenses of the Plan Trustee, except for brokerage commissions, investment management fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account. The costs incurred by the Company will not be reimbursed by the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code). The Plan trust is exempt from federal income tax under the provisions of Section 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated September 29, 2005, stating that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is currently designed and being operated within the applicable requirements of the Code.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Company, which is the Plan Administrator, relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	New Accounting Standard

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Plan expects to first apply the new statement during fiscal year ending December 31, 2008, and the Plan is currently evaluating the impact.

(3)    Investments

The following table presents the fair values of individual investments that represent 5 percent or more of the Plan’s net assets at December 31, 2007 and 2006 (in thousands):

	2007	2006
American Performance U.S. Treasury Fund	$2,478	$1,703
Fidelity Balanced Fund	248	—
Common stock of ONEOK, Inc.	837	321

The following table presents the net appreciation in fair value for each class of investment which had net appreciation for the year ended December 31, 2007 (in thousands):

2007
Mutual funds	$78
Common stock of ONEOK, Inc.	35

Net appreciation	$113

Schedule 1

PROFIT SHARING PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(In thousands, except shares)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)

Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value

*	American Performance U.S. Treasury Fund	Money Market Fund - 2,478,030 shares	**	$2,478

	American Beacon Large Cap Value Fund	Mutual Fund - 6,147 shares	**	144

	Dodge & Cox International Stock Fund	Mutual Fund - 4,147 shares	**	191

	Fidelity Balanced Fund	Mutual Fund - 12,659 shares	**	248

	American Funds Growth Fund of America	Mutual Fund - 700 shares	**	24

	Laudus Rosenberg US Discovery Fund	Mutual Fund - 10,488 shares	**	187

	Schwab Managed Retirement Trust 2010	Mutual Fund - 655 shares	**	10

	Schwab Managed Retirement Trust 2020	Mutual Fund - 2,258 shares	**	40

	Schwab Managed Retirement Trust 2030	Mutual Fund - 4,138 shares	**	79

	Schwab Managed Retirement Trust 2040	Mutual Fund - 3,840 shares	**	75

	Schwab Managed Retirement Trust 2050	Mutual Fund - 4,558 shares	**	47

	Vanguard Primecap Fund	Mutual Fund - 2,642 shares	**	198

	Vanguard Institutional Index Fund	Mutual Fund - 866 shares	**	116

	PIMCO Total Return Fund	Mutual Fund - 7,817 shares	**	84

*	ONEOK, Inc.	Common stock - 18,695 shares	**	837

				$4,758

*	Party-in-interest
**	This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Profit Sharing Plan ONEOK, Inc.

Date: June 6, 2008	By:	/s/ Curtis L. Dinan
Curtis L. Dinan
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm